July 28, 2010	TSX: QC
NYSE AMEX: QCC

MAJOR SHAREHOLDER DECLARES INTENTION REGARDING SUBSTANTIAL ISSUER BID

Vancouver, British Columbia: Quest Capital Corp. (“Quest” or the “Company”) announced today that one of its largest shareholders, The Rule Family Trust, has notified the Company that it will not be tendering any shares to the Substantial Issuer Bid (the “Offer”) that expires on Monday, August 30, 2010 as more fully described in press releases dated June 10 and July 22.

The Rule Family Trust holds 12,279,689 shares in Quest or 8.8% of the Company’s issued and outstanding common shares.

Mr. Arthur Richards (“Rick”) Rule of The Rule Family Trust stated that he was pleased with the direction that Quest is taking. “I am thrilled that Quest is returning to its roots in the natural resource sector. Sprott’s deal flow paired with the discipline of Quest’s augmented management team ought to be a boon to shareholder value. I am particularly pleased with Peter Grosskopf’s decision to join Quest as President & CEO; I have the highest regard for Peter’s talent, integrity and drive and look forward to working with him in any and all respects.”

The Offer expires at 5:00 p.m. (Toronto time) on August 30, 2010 and is not conditional upon any minimum number of common shares being tendered. Shareholders may choose to participate in the Offer at any amount or not all and generally, unless subject to blackout or other restrictions under applicable law, are not precluded from buying or selling common shares in the open market during this time. The terms of the Offer are set out in a circular dated July 19, 2010 and related documentation which have been sent to Quest’s shareholders and to which shareholders should refer for further details regarding the Offer.

About Quest
Quest is a publicly traded mortgage investment corporation. As a natural resource lender, Quest will ultimately cease to be a mortgage investment corporation and will provide further guidance as to its status in due course.

For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(604) 687-8378 or (800) 318-3094 or

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.